Exhibit 99.3

Qudian Inc. Announces Proposed Offering of US$250 Million Convertible Senior Notes

XIAMEN, China, June 25, 2019/PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced that it proposes to offer (the “Notes Offering”) up to US$250 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”). The initial conversion rate, interest rate and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Notes Offering. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$37.5 million aggregate principal amount of the Notes. The Notes Offering is subject to market conditions and other factors.

The Notes will be convertible into American Depositary Shares (“ADSs”) of the Company at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding July 1, 2026, and will mature on July 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company will not have the right to redeem the Notes prior to maturity, unless certain changes in tax law or related events occur. It is contemplated that the holders of the Notes may require the Company to repurchase all or part of their Notes in cash on July 1, 2022, or in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date or the fundamental change repurchase date, as the case may be.

The Company intends to use the net proceeds from the Notes Offering to pay the cost of certain capped call transactions described below and for general corporate purposes, including (i) strategic investments in complementary businesses, (ii) development of our open platform and (iii) potential share repurchases.

The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

In connection with the pricing of the Notes, the Company intends to enter into capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to existing holders of the Class A ordinary shares and ADSs of the Company upon conversion of the Notes, with such reduction subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case the Company would not receive any ADSs from the Option Counterparties upon settlement of the capped call transactions). If the initial purchasers exercise their option to purchase additional Notes, the Company expects to enter into additional capped call transactions. As part of establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the Company’s ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Company’s ADSs, the Notes or other securities of the Company and/or purchasing or selling the Company’s ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the price of the Notes, which could affect noteholders’ decision to convert the Notes and, to the extent the activity occurs around the time of any conversion of the Notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of such Notes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Annie Huang

Tel: +86-592-591-1580

E-mail: ir@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com

SOURCE Qudian Inc.